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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            ------------------------

                       THE LATIN AMERICA EQUITY FUND, INC.
                                (NAME OF ISSUER)

                       THE LATIN AMERICA EQUITY FUND, INC.
                           (NAME OF FILING PERSON(S))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    51827T100
                                    ---------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                HAL LIEBES, ESQ.
                              SENIOR VICE PRESIDENT
                       THE LATIN AMERICA EQUITY FUND, INC.
                        466 LEXINGTON AVENUE, 16TH FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 875-3500
                       (NAME, ADDRESS AND TELEPHONE NUMBER
                    OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSON(S))



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                                   Copies To:

                            DANIEL SCHLOENDORN, ESQ.
                            WILLKIE FARR & GALLAGHER
                               787 SEVENTH AVENUE
                          NEW YORK, NEW YORK 10019-6099
                                 (212) 728-8000

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
            TRANSACTION                                  AMOUNT OF
            VALUATION                                    FILING FEE
--------------------------------------------------------------------------------
            $                                            $
--------------------------------------------------------------------------------

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  ____________________________________

Form or Registration No.:  ___________________________________

Filing Party:  __________________________________________________________

Date Filed:  ________________________________________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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The Latin America Equity Fund, Inc.
The Emerging Markets Telecommunications  Fund, Inc.
466 Lexington Avenue
New York, New York 10017

                     The Latin America Equity Fund, Inc. and
                    The Emerging Markets Telecommunications
                     Fund, Inc. announce annual self-tender
                                    programs

For Immediate Release

June 30, 2000

Contact:  Investor Relations
          Credit Suisse Asset Management, LLC
          1-800-293-1232

     New York, New York. The Latin America Equity Fund, Inc. (NYSE:LAQ) and The Emerging Markets Telecommunications Fund, Inc. (NYSE:ETF) announced today that their respective Boards of Directors unanimously approved a self-tender program that each Fund intends to launch in the calendar year 2001. Under the program:
(i) each Fund will make a tender offer to acquire at least 15% of its outstanding shares during each calendar year of the program; and (ii) the per share purchase price will be at least 95% of the Fund's net asset value per share. Implementation of the program for LAQ and ETF is conditioned on consummation of the previously announced mergers of The Latin America Investment Fund, Inc. with and into LAQ and of The Emerging Markets Infrastructure Fund, Inc. with and into ETF, respectively.

     In implementing the program next year, the Directors will consider the extent to which they should reserve flexibility with respect to the timing and the terms of specific tenders, subject to adherence to the overall quantity and price terms described above. The Board of Directors of each Fund intends to continue the self-tender program indefinitely, subject to changes in economic or market conditions or other factors. For example, a sustained reduction in the market discounts at which a Fund's shares are trading, a risk of material adverse tax consequences, or a risk of a Fund becoming subject to de-listing may lead the Board to conclude in the future that it is appropriate to suspend the self-tender program. In addition, the self-tender program is likely to reduce each Fund's asset levels over time. Absent substantial appreciation in the Fund's portfolio or opportunities to raise additional funds, this could lead to higher expense ratios, the absence of reasonable diversification or investment opportunities, or other factors that



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adversely affect the Fund and, possibly, the continued viability of the Fund as a closed-end fund. The Boards will re-evaluate the program from time to time in light of its effects on the respective Funds.

     The Boards view this self-tender program as a further enhancement to the actions previously announced by LAQ and ETF to enhance shareholder value, which, in addition to the proposed mergers, include the modification of the CSAM investment advisory agreement pursuant to which the advisory fee will be based on a Fund's market value (stock price) rather than net asset value whenever its shares are trading at a discount, and the payment of 50% of the Directors' annual retainer in shares of the Funds.

     Credit Suisse Asset Management, LLC (CSAM) is the investment adviser to each of the Funds CSAM is a diversified asset manager, handling equity, fixed income, international and derivative based accounts. As of May 31, 2000, CSAM-Americas managed approximately $68 billion in assets.

     This announcement is not an offer to purchase or the solicitation of an offer to sell shares of LAQ or ETF. The offer will be made only by an Offer to Purchase and related Letter of Transmittal. Holders of Fund shares should read these documents carefully when they are available because they contain important information. These and other filed documents will be available to investors for free both at the Website of the Securities and Exchange Commission and from the Funds. Neither the offer to purchase shares will be made to, nor will tenders pursuant to the Offer to Purchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer to purchase would violate that jurisdiction's laws.